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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

     (Mark One)

/X/  Annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934 For the fiscal year ended December 31, 2000

                                       OR

     Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ________________to ________________

                          Commission file number 1-8993

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          FOLKSAMERICA HOLDING COMPANY
                        401(K) SAVINGS & INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      WHITE MOUNTAINS INSURANCE GROUP, LTD.
                              80 South Main Street
                        Hanover, New Hampshire 03755-2053
                                 (603) 643-1567

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                                EXPLANATORY NOTE

         This Annual Report on Form 11-K is being filed so that it may be incorporated by reference into a Registration Statement on Form S-8 which White
Mountains Insurance Group, Ltd. is filing with respect Common Shares, $1.00 par value per share, of White Mountains Insurance Group, Ltd. issuable under the Plan.

                                INFORMATION FILED

         The following financial statements and exhibit are filed with, and included in, this Report:

         A.    Financial statements for the Plan consisting of:

               1.  Report of Independent Accountants;

               2.  Statements of Net Assets Available for Plan Benefits as of
                   December 31, 2000 and 1999;

               3.  Statements of Changes in Net Assets Available for Plan
                   Benefits for the years ended  December 31, 2000 and 1999;

               4.  Notes to Financial Statements;

               5.  Schedule of Assets Held at End of Year as of December 31,
                   2000;

               6.  Schedule of Reportable Transactions for the year ended
                   December 31, 2000; and

         B.    Consent of Independent Accountants

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                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Folksamerica Holding Company
                                401(k) Savings and Investment Plan (the "Plan")

Date: July 12, 2001                By: /s/ Steven E. Fass
                                       ----------------------------------------
                                       Name: Steven E. Fass
                                       Title: Member - Plan Investment
                                              Committee

                                   and: /s/ Michael E. Tyburski
                                        ---------------------------------------
                                        Name: Michael E. Tyburski
                                        Title: Member - Plan Investment
                                               Committee

                                   and: /s/ Helen Dell
                                        ---------------------------------------
                                        Name: Helen Dell
                                        Title: Member - Plan Investment
                                               Committee

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                                  EXHIBIT INDEX

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
EXHIBIT NUMBER       DESCRIPTION
     99(A)           Financial statements for the Plan consisting of:
                     1. Report of Independent Accountants;

                     2. Statement of Net Assets Available For Plan Benefits as
                        of December 31, 2000 and 1999;

                     3. Statement of Changes in Net Assets Available for Plan
                        Benefits for the years ended December 31, 2000 and 1999;

                     4. Notes to Financial Statements;

                     5. Schedule of Assets Held at End of Year as of December
                        31, 2000;

                     6. Schedule of Reportable Transactions for the year ended
                        December 31, 2000; and

     99(B)           Consent of Independent Accountants